Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
THORATEC CORPORATION

a California corporation

ARTICLE I

The name of this Corporation (this “Corporation”) is Thoratec Corporation.

ARTICLE II

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The Corporation is authorized to issue only one class of shares, designated “Common Shares,” and the total number of shares which the Corporation is authorized to issue is One Thousand (1,000), par value $0.01 per share.

ARTICLE IV

(a)           Limitation of Directors’ Liability.  The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

(b)           Indemnification.  The Corporation is authorized to provide indemnification of its agents (as such term is defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the Corporation and its shareholders.

(c)           Amendment, Repeal or Modification.  Any amendment, repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection of an agent of the Corporation relating to acts or omissions occurring prior to such amendment, repeal or modification.